Exhibit 99.1

Ferrari N.V.

Interim Report
For the three months ended March 31, 2016
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Directors

Sergio Marchionne
Piero Ferrari
Delphine Arnault
Louis C. Camilleri
Giuseppina Capaldo
Eduardo H. Cue
Sergio Duca
John Elkann
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon

INDEPENDENT AUDITORS

Reconta Ernst & Young S.p.A.

CERTAIN DEFINED TERMS

In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant (formerly named FE New N.V.) following completion of the Separation and to the registrant's predecessor (formerly named New Business Netherlands N.V.), prior to completion of the Separation. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one of them, as the context may require. References to the “Separation” refer to the series of transactions through which the Ferrari business was separated from FCA as described in the “Note on Presentation” section.

Therefore, the interim condensed consolidated financial statements at March 31, 2016 (the “Interim Condensed Consolidated Financial Statements”) included in this interim report (the “Interim Report”) refer to Ferrari N.V., together with its subsidiaries.

INTRODUCTION

The Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2016 included in this Interim Report have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for preparation of the annual consolidated financial statements for the year ended December 31, 2015 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2016” section in the notes to the Interim Condensed Consolidated Financial Statements.

The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “United States”).

Certain totals in the tables included in this Interim Report may not add due to rounding.

The financial data in the Results of Operations section is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Interim Report is unaudited.

NOTE ON PRESENTATION

Basis of Preparation of the Interim Condensed Consolidated Financial Statements

As explained in Note 1 to the Interim Condensed Consolidated Financial Statements, on October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA (the “Separation”). The Separation occurred through a series of transactions including (i) an intra-group restructuring that resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, (iii) the initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in us to its shareholders. The transactions referred to in (i) and (ii), which are defined in Note 1 of the Interim Condensed Consolidated Financial Statements as the “Restructuring”, were completed in October 2015 and have been accounted for in the Interim Condensed Consolidated Financial Statements as though they had occurred effective January 1, 2015. The initial public offering of our common shares was completed on October 21, 2015 when our shares were admitted to listing on the New York Stock Exchange, as a result of which FCA had 80 percent ownership. The remaining steps of the Separation were completed between January 1 and January 3, 2016, through two consecutive demergers followed by a merger under Dutch law. As part of the Separation, a new entity, FE New N.V., was created. Pursuant to the demergers the shares in Ferrari N.V. held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation, Ferrari N.V. was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

This interim report refers to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended March 31,
	2016	2015
	(€ million, except per share data)
Net revenues	675	621
EBIT	121	96
Profit before taxes	112	98
Net profit	78	65
attributable to:
Owners of the parent	78	64
Non-controlling interests	—	1
Basic and diluted earnings per common share (in Euro) (1)	0.41	0.34
Dividends paid per common share (in Euro)	—	—
_____________________________

(1)	See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At March 31,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	563	183
Deposits in FCA Group cash management pools (1)	—	139
Total assets	4,129	3,875
Debt	2,442	2,260
Total equity/(deficit)	95	(19)
Equity/(deficit) attributable to owners of the parent	89	(25)
Non-controlling interests	6	6
Share capital (2)	3	4
Common shares issued (in thousands of shares) (2)	188,923	188,923
_____________________________
(1) Deposits in FCA Group cash management pools related to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation on January 3, 2016, these arrangements were terminated and we manage our liquidity and treasury function on a standalone basis.
(2) The number of common shares issued retrospectively reflects the issuance of common shares (net of treasury shares), all with a nominal value of €0.01, as if the Separation had occurred on January 1, 2015. See Note 20 “Equity” to the Interim Condensed Consolidated Financial Statements for additional details of share capital and common shares issued.

Other Statistical Information
Shipments

(Number of cars and % of total cars)	For the three months ended March 31,
	2016	%	2015	%
EMEA
UK	219	11.7%	210	12.8%
Germany	160	8.5%	92	5.6%
Italy	89	4.7%	51	3.1%
Switzerland	81	4.3%	72	4.4%
France	78	4.1%	58	3.5%
Middle East (1)	129	6.9%	138	8.4%
Rest of EMEA (2)	194	10.3%	144	8.9%
Total EMEA	950	50.5%	765	46.7%
Americas (3)	523	27.8%	515	31.6%
Greater China (4)	156	8.3%	134	8.2%
Rest of APAC (5)	253	13.4%	221	13.5%
Total	1,882	100.0%	1,635	100.0%
_____________________________
(1)    Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)     Rest of EMEA includes Africa and the other European markets not separately identified.
(3)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)    Greater China includes China, Hong Kong and Taiwan.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

Average number of employees for the period

	For the three months ended March 31,
	2016	2015
Average number of employees for the period	3,049	2,902

Forward-Looking Statements
This report, and in particular the section entitled “Outlook”, contains forward-looking statements. These are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain information included in this presentation, including, without limitation, any forecasts included herein, is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.

Ferrari’s business includes luxury performance sports cars, brand and Formula 1 racing activities. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially. These factors include, without limitation:

The ability to preserve and enhance the value of the Ferrari brand; the ability to keep up with advances in high performance car technology and to make appealing designs for our new models; the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities; increases in costs, disruptions of supply or shortages of components and raw materials; our low volume strategy; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand in the automobile industry, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products; the ability to successfully carry out the growth strategy and, particularly, the ability to grow the Ferrari presence in emerging market countries; competition in the luxury automobile industry; the performance of the dealer network on which Ferrari depends for sales and services; disruption at the manufacturing facilities in Maranello and Modena; the ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks; the performance of the licensees for Ferrari-branded products; the ability to protect the Ferrari intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; labor relations and collective bargaining agreements; and exchange rate fluctuations, interest rate changes, credit risk and other market risks.

Any of the assumptions underlying this presentation or any of the circumstances or data mentioned in this presentation may change. Any forward-looking statements contained in this presentation speak only as of the date of this presentation. We expressly disclaim a duty to provide updates to any forward-looking statements. Ferrari does not assume and expressly disclaims any liability in connection with any inaccuracies in any of these forward-looking statements or in connection with any use by any third party of such forward-looking statements. This presentation does not represent investment advice or a recommendation for the purchase or sale of financial products and/or of any kind of financial services. Finally, this presentation does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended, nor does it represent a similar solicitation as contemplated by the laws in any other country or state.

Additional unaudited information supplementing this section is available from the “Investors” area of the Ferrari website (www.ferrari.com).

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2016 and 2015, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items, which may obscure underlying performance and impair comparability of results between periods.

	For the three months ended March 31,
	2016	2015
	(€ million)
Net profit	78	65
Income tax expense	34	33
Net financial expenses/(income)	9	(2)
Amortization and depreciation	57	60
EBITDA	178	156
Expenses incurred in relation to the IPO	—	4
Adjusted EBITDA	178	160
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three months ended March 31, 2016 and 2015.

	For the three months ended March 31,
	2016	2015
	(€ million)
EBIT	121	96
Expenses incurred in relation to the IPO	—	4
Adjusted EBIT	121	100
Adjusted Basic and Diluted Earnings per Common Share

Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three months ended March 31, 2016 and 2015.

		For the three months ended March 31,
		2016	2015
Profit attributable to owners of the Company	€ million	78	65
Expenses incurred in relation to the IPO (net of tax effect)	€ million	—	3
Adjusted profit attributable to owners of the Company	€ million	78	68
Weighted average number of common shares	thousand	188,923	188,923
Adjusted basic and diluted earnings per common share		€0.41	0.36

Net Debt and Net Industrial Debt
Net Industrial Debt, defined as Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2016 and December 31, 2015.

	At March 31,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	563	183
Deposits in FCA Group cash management pools	—	139
Financial liabilities with FCA Group	—	(3)
Financial liabilities with third parties	(2,442)	(2,257)
Net Debt	(1,879)	(1,938)
Funded portion of the self-liquidating financial receivables portfolio	1,097	1,141
Net Industrial Debt	(782)	(797)

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2016 and 2015.

	For the three months ended March 31,
	2016	2015
	(€ million)
Cash flows from operating activities	112	63
Cash flows used in investing activities	(67)	(77)
Free Cash Flow	45	(14)
Change in the self-liquidating financial receivables portfolio	(17)	49
Free Cash Flow from Industrial Activities	28	35

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the relevant financial statements are denominated, in order to eliminate the impact of foreign currency exchange rate fluctuations (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis. For example, if a U.S. entity with a U.S. Dollar functional currency recorded net revenues of $100 million for the three months ended March 31, 2016 and 2015, we would have reported €91 million in net revenues (using the three months ended March 31, 2016 average exchange rate of 1.1022) or a €2 million increase over the €89 million reported for the three months ended March 31, 2015 (using the three months ended March 31, 2015 average exchange rate of 1.1261). The constant currency presentation would translate the three months ended March 31, 2016 net revenues using the three months ended March 31, 2015 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged period-on-period.

Results of Operations
Three months ended March 31, 2016 compared to three months ended March 31, 2015
The following is a discussion of the results of operations for the three months ended March 31, 2016 compared to the three months ended March 31, 2015. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the three months ended March 31,
	2016	Percentage of net revenues	2015	Percentage of net revenues
	(€ million, except percentages)
Net revenues	675	100.0%	621	100.0%
Cost of sales	333	49.3%	306	49.3%
Selling, general and administrative costs	60	8.9%	65	10.5%
Research and development costs	158	23.4%	154	24.8%
Other expenses, net	3	0.4%	—	—
EBIT	121	18.0%	96	15.5%
Net financial (expenses)/income	(9)	(1.3)%	2	0.3%
Profit before taxes	112	16.7%	98	15.8%
Income tax expense	34	5.1%	33	5.3%
Net profit	78	11.6%	65	10.5%

Net revenues

	For the three months ended March 31,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cars and spare parts (1)	481	71.2%	429	69.1%	52	12.1%
Engines (2)	57	8.5%	64	10.3%	(7)	(10.3)%
Sponsorship, commercial and brand (3)	118	17.5%	109	17.6%	9	8.1%
Other (4)	19	2.8%	19	3.1%	—	—
Total net revenues	675	100.0%	621	100.0%	54	8.8%
_____________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended March 31, 2016 were €675 million, an increase of €54 million, or 8.8 percent (an increase of 8.4 percent on a constant currency basis), from €621 million for the three months ended March 31, 2015.
Cars and spare parts
Net revenues generated from cars and spare parts were €481 million for the three months ended March 31, 2016, an increase of €52 million, or 12.1 percent, from €429 million for the three months ended March 31, 2015. The increase was attributable to a €60 million increase in net revenues from range and special series cars and spare parts, which was partially offset by a decrease in net revenues from supercars and limited edition cars.

The €60 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments of approximately 260 cars, excluding the LaFerrari. In particular, shipments of V8 models increased by 21.2 percent, driven by the 488 GTB and the 488 Spider, which were launched in March 2015 and September 2015, respectively, as well as the continued strong performance of the California T and an increase in net revenues from our personalization program. The proportion of V12 models decreased by 1.7 percent, primarily attributable to decreases in shipments due to the phase out of the FF and the F12berlinetta at its 5th year of commercialization, partially offset by shipments of the newly launched F12tdf, which commenced in Q4 2015.

The €60 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €43 million increase in EMEA, (ii) a €8 million increase in Americas, (iii) a €5 million increase in Greater China and (iv) a €4 million increase in Rest of APAC.

The €43 million increase in EMEA net revenues was primarily due to a €15 million increase in Germany, a €9 million increase in Other EMEA, a €7 million increase in France and a €6 million increase in Italy. In particular, shipments increased by 75.3 percent in Germany, 36.7 percent in Other EMEA, 38.2 percent in France and 62.0 percent in Italy. The increases in shipments were primarily driven by the 488GTB, the 488 Spider, the California T and the F12tdf. These increases were partially offset by the phase out of the 458 Italia and 458 Spider in 2015.

The €8 million increase in Americas net revenues was attributable to an increase in shipments, driven by the 488 GTB and the California T, and positive foreign currency exchange impact, partially offset by unfavorable product mix.

The €5 million increase in Greater China net revenues was primarily attributable to an increase in shipments in mainland China, driven by the 488 GTB, partially offset by unfavorable product mix.

The €4 million increase in Rest of APAC net revenues was attributable to a €3 million increase in other Rest of APAC and a €2 million increase in Australia, partially offset by a €1 million decrease in Japan. The €3 million increase in other Rest of APAC and €2 million increase in Australia were mainly driven by increases in shipments of 53.3 percent and 16.0 percent, respectively.

The decrease in net revenues from supercars and limited edition cars was primarily driven by a decrease in shipments of the LaFerrari, which is finishing its limited series run, partially offset by shipments of the FXX K and the first deliveries of the F60 America, our V12 open air roadster that commemorates 60 years in the United States.

Engines

Net revenues generated from engines were €57 million for the three months ended March 31, 2016, a decrease of €7 million, or 10.3 percent, from €64 million for the three months ended March 31, 2015. The €7 million decrease was attributable to a €22 million decrease in net revenues generated from the sale of engines to Maserati, driven by a 38.0 percent decrease in the volume of engines shipped in accordance with the planned orders received from Maserati, partially offset by an increase in net revenues generated from the rental of power units to Formula 1 teams that was primarily driven by the rental of power units to three Formula 1 teams for the 2016 season compared to two Formula 1 teams for the 2015 season.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €118 million for the three months ended March 31, 2016, an increase of €9 million, or 8.1 percent, from €109 million for the three months ended March 31, 2015. The increase was primarily related to our participation in the Formula 1 World Championship and in particular as a result of our improved ranking in the World Constructor's Championship.

Other

Other net revenues of €19 million for both the three months ended March 31, 2016 and the three months ended March 31, 2015 primarily related to supporting activities, including interest income generated by our financial services activities.

Cost of sales

	For the three months ended March 31,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cost of sales	333	49.3%	306	49.3%	27	8.7%

Cost of sales for the three months ended March 31, 2016 was €333 million, an increase of €27 million, or 8.7 percent, from €306 million for the three months ended March 31, 2015. As a percentage of net revenues, cost of sales was 49.3 percent for both the three months ended March 31, 2016 and the three months ended March 31, 2015.
The increase in cost of sales was primarily driven by increased costs of €29 million related to increased volumes and different product mix, partially offset by a decrease in amortization and depreciation of €2 million.
Selling, general and administrative costs

	For the three months ended March 31,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Selling, general and administrative costs	60	8.9%	65	10.5%	(5) (7.1)%

Selling, general and administrative costs for the three months ended March 31, 2016 were €60 million, a decrease of €5 million, or 7.1 percent, from €65 million for the three months ended March 31, 2015. As a percentage of net revenues, selling, general and administrative costs were 8.9 percent for the three months ended March 31, 2016, compared to 10.5 percent for the three months ended March 31, 2015.

The decrease in selling, general and administrative costs was attributable to (i) the impact of consultancy costs incurred in 2015 in relation to the initial public offering of €4 million and (ii) a decrease in costs due to one less Formula 1 race in the three months ended March 31, 2016 compared to three months ended March 31, 2015, which were partially offset by costs incurred in relation to new directly operated stores opened in the second half of 2015.

Research and development costs

	For the three months ended March 31,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Amortization of capitalized development costs	23	3.4%	25	4.0%	(2)	(6.9)%
Research and development costs expensed during the period	135	20.0%	129	20.8%	6	4.9%
Research and development costs	158	23.4%	154	24.8%	4	3.0%

Research and development costs for the three months ended March 31, 2016 were €158 million, an increase of €4 million, or 3.0 percent, from €154 million for the three months ended March 31, 2015. As a percentage of net revenues, research and development costs were 23.4 percent for the three months ended March 31, 2016, compared to 24.8 percent for the three months ended March 31, 2015.

The increase in research and development costs during the period of €4 million was primarily driven by the Formula 1 activities and in particular reflected the Group’s efforts related to power unit projects, partially offset by a decrease in the amortization of capitalized development costs of GT and sports cars.

Other expenses, net

	For the three months ended March 31,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Other expenses, net	3	—	3	n.m.

Other expenses, net for the three months ended March 31, 2016 included other expenses of €5 million, mainly composed of €2 million related to provisions and €2 million related to indirect taxes, partially offset by other income of €2 million, including €1 million of rental income and €1 million of miscellaneous income.
EBIT

	For the three months ended March 31,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
EBIT	121	18.0%	96	15.5%	25	26.3%

EBIT for the three months ended March 31, 2016 was €121 million, an increase of €25 million, or 26.3 percent, from €96 million for the three months ended March 31, 2015.

The increase in EBIT was due to (i) favorable volume impact of €25 million, (ii) a decrease in selling, general and administrative costs of €5 million, and (iii) decreased costs related to supporting activities, including financial services, of €7 million, which were partially offset by (iv) unfavorable product mix impact of €8 million, and (v) an increase in research and development costs of €4 million.

The positive volume impact of €25 million was attributable to an increase in shipments of approximately 260 cars, excluding the LaFerrari, driven by the 488 GTB, the 488 Spider and the F12tdf, all of which were launched in 2015, as well as the continued strong performance of the California T and a positive contribution from the personalization program. The unfavorable product mix impact of €8 million reflects an increase in the proportion of V8 models shipped compared to V12 models, driven by the LaFerrari which is finishing its limited series run, the phase out of the FF and the F12berlinetta at its 5th year of commercialization, partially offset by an increase in shipments of the FXX K and the first deliveries of the F60 America, our V12 open air roadster that commemorates 60 years in the United States.

Net financial (expenses)/income

	For the three months ended March 31,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Net financial (expenses)/income	(9)	2	(11)	n.m.

Net financial expenses for the three months ended March 31, 2016 were €9 million, compared to net financial income of €2 million for the three months ended March 31, 2015.

The increase in net financial expenses was driven by interest on new debt incurred as a result of the Restructuring.

Income tax expense

	For the three months ended March 31,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Income tax expense	34	33	1	5.7%

Income tax expense for the three months ended March 31, 2016 was €34 million, an increase of €1 million, or 5.7 percent, from €33 million for the three months ended March 31, 2015. The increase was primarily attributable to the increase in profit before tax, partially offset by the reversal of deferred taxes due to reduction in the Italian tax rate net of Italian Regional Income Tax ("IRAP") from 27.5% to 24% by 2017.

The effective tax rate net of IRAP was 26.1 percent for the three months ended March 31, 2016, a decrease of 2.1 percent from 28.2 percent for the three months ended March 31, 2015.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2016 are expected to be between €320 million to €370 million, which we plan to fund primarily with cash generated from our operating activities.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We have historically managed our liquidity through participating in cash management and funding services provided by the treasury functions of the FCA Group. Following the Separation on January 3, 2016, we terminated such arrangements and manage our liquidity and cash flow requirements on a standalone basis. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for further details relating to the Company's liquidity, including the issuance of a bond and performance of a securitization program in the three months ended March 31, 2016.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of prior models and at the end of the second quarter when our inventory levels are higher to support the summer plant shutdown. The expansion of our financial services portfolio, particularly in the United States, has increased our working capital requirements.

The payment of taxes also affects our working capital. Historically, as part of the FCA Group tax consolidation, a substantial portion of our taxes were paid in the fourth quarter of the year and a smaller portion in the third quarter. In 2016 our tax payments will be higher as it will be our first year as a standalone tax group. We settle our taxes in two instalments, in 2016 the most substantial payment will be made in the fourth quarter and we have the option to make the other payment either at the end of the second quarter or the beginning of the third quarter. From 2017 we expect to pay the taxes in equal instalments in the fourth quarter and either the end of the second quarter or the beginning of the third quarter.

Finally, our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range.

We tend to generally receive payment for cars (other than those for which we provide dealer financing) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 42 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the three months ended March 31, 2016 and 2015. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the three months ended March 31,
	2016	2015
	(€ million)
Cash and cash equivalents at beginning of the period	183	134
Cash flows from operating activities	112	63
Cash flows used in investing activities	(67)	(77)
Cash flows from financing activities	339	27
Translation exchange differences	(4)	17
Total change in cash and cash equivalents	380	30
Cash and cash equivalents at end of the period	563	164

Operating Activities - Three months ended March 31, 2016

Our cash flows from operating activities for the three months ended March 31, 2016 were €112 million, primarily the result of:

(i)
profit before taxes of €112 million adjusted for €57 million for depreciation and amortization expense and €8 million in provisions recognized, partially offset by €3 million related to other net non-cash income and net gains on disposals of property, plant and equipment, intangible assets and investment properties;

(ii)	€17 million related to cash generated by the decrease in receivables from financing activities, primarily driven by a decrease in factoring activities and foreign currency exchange impact;

(iii)
€41 million relating to cash absorbed by the net change in other operating assets and liabilities, primarily attributable to an increase in other current assets and a decrease in other liabilities, driven by a decrease in advances related to the LaFerrari;

(iv)
€34 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, primarily driven by an increase in trade receivables of €28 million and an increase in inventories of €6 million; and

(v)	income taxes paid of €4 million.

Operating Activities - Three months ended March 31, 2015

Our cash flows from operating activities for the three months ended March 31, 2015 were €63 million, primarily the result of:

(i)
profit before taxes of €98 million adjusted to add back €60 million for depreciation and amortization expense, €6 million in provisions recognized, and €30 million related to other non-cash expenses and income, relating primarily to fluctuations in the fair value of derivatives not accounted for as hedging derivatives;

(ii)
€79 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) an increase in inventories of €65 million, primarily driven by increases in inventory in Americas, Japan, China and Australia to support a smooth phase out of the 458 Italia, and to a lesser extent due to an increase in semi-finished goods primarily related to future LaFerrari shipments and (b) an increase in trade receivables of €27 million, primarily due to timing differences on the collection of certain receivables, partially offset by (c) an increase in trade payables of €13 million;

(iii)
€42 million relating to cash absorbed by the net change in other operating assets and liabilities, primarily driven by an increase in other current assets, and in particular driven by an increase in prepayments;

(iv)	€5 million relating to cash absorbed by an increase in receivables from financing activities; and

(v)	income taxes paid of €5 million.

Investing Activities - Three months ended March 31, 2016

Our cash flows used in investing activities for the three months ended March 31, 2016 were €67 million and were comprised of (i) €42 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs; and (ii) €25 million of additions to property, plant and equipment, related primarily to the plant and machinery relating to new models. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Investing Activities - Three months ended March 31, 2015

Our cash flows used in investing activities for the three months ended March 31, 2015 were €77 million, relating entirely to capital expenditures, including €39 million relating to additions to intangible assets, relating primarily to externally acquired and internally generated development costs and €38 million relating to additions to property, plant and equipment, and in particular related to the new 488 GTB launched in 2015. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Financing Activities - Three months ended March 31, 2016

Our cash flows from financing activities for the three months ended March 31, 2016 were €339 million, primarily the result of:

(i)	€491 million of net proceeds related to the issuance of notes;

(ii)	€202 million of proceeds net of repayments related to the revolving securitization program;

(iii)	€139 in proceeds from the settlement of the deposits in FCA Group cash management pools;

(iv)	€19 million related to net change in other debt; and

(v)	€1 million of proceeds from the share premium contribution made by FCA in connection with the Restructuring.

These cash inflows were partially offset by:

(i)	€500 million related to the repayment of the Bridge Loan;

(ii)	€9 million of net repayments of other bank borrowings; and

(iii)	€4 million related to the settlement of financial liabilities with FCA

Financing Activities - Three months ended March 31, 2015

Our cash flows from financing activities for the three months ended March 31, 2015 were €27 million, primarily the result of:

(i)	€31 million related to net proceeds from the change in financial liabilities with FCA; and

(ii)	€19 million related to net proceeds from bank borrowings and other debt.

Partially offset by:

(i)	€23 million related to the increase in deposits in FCA’s cash management pools.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the three months ended March 31, 2016 were €67 million and €77 million for the three months ended March 31, 2015.

The following table sets forth a breakdown of capital expenditures by category for each of the three months ended March 31, 2016 and 2015:

	For the three months ended March 31,
	2016	2015
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	37	38
Patents, concessions and licenses	—	1
Other intangible assets	5	—
Total intangible assets	42	39
Property, plant and equipment
Industrial buildings	—	10
Plant, machinery and equipment	12	13
Other assets	1	3
Advances and assets under construction	12	12
Total property, plant and equipment	25	38
Total capital expenditures	67	77

Intangible assets

Our capital expenditures in intangible assets were €42 million and €39 million for the three months ended March 31, 2016 and 2015, respectively, the most significant component of which relates to externally acquired and internally generated development costs and information technologies costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the performance and luxury sports car market.

For the three months ended March 31, 2016, we invested €37 million in externally acquired and internally generated development costs, of which €26 million related to development of models to be launched in future years, €8 million related to development of the GTC4Lusso, unveiled in February 2016 with sales expected to begin in the second semester of 2016, and €3 million related to components.

For the three months ended March 31, 2015, we invested €38 million in externally acquired and internally generated development costs, of which €16 million related to development of the 488 GTB, a new model which was presented in early 2015, €14 million related to development of models to be launched in future years, and €3 million related to components.

Investment in other intangible assets mainly relates to costs recognized for the implementation of software.

Property, plant and equipment

Our capital expenditures in property, plant and equipment were €25 million and €38 million for the three months ended March 31, 2016 and 2015, respectively.

Our most significant investments generally relate to plant, machinery and equipment, and in particular to our car production and engine assembly lines. Investments in plant, machinery and equipment amounted to €12 million and €13 million for the three months ended March 31, 2016 and 2015, respectively.

For the three months ended March 31, 2016, investments in plant and machinery of €12 million were composed of €7 million related to the investments in car production lines, €1 million of plant related to our personalization program, €1 million related to engine assembly lines and the residual amount of capital expenditure in plant, machinery and equipment was principally related to industrial tools needed for the production of cars.

For the three months ended March 31, 2015, investments in plant and machinery of €13 million were composed of €2 million related to the 488GTB, €1 million of plant related to our personalization program, €1 million related to engine assembly lines, €1 million related to test bench equipment and machinery and the residual amount of capital expenditure in plant, machinery and equipment was principally related to industrial tools needed for the production of cars.

Advances and assets under construction, which amounted to €12 million both for the three months ended March 31, 2016 and 2015, primarily related to investments in car production lines.

Net Debt and Net Industrial Debt

Net Industrial Debt, defined as Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2016 and December 31, 2015.

	At March 31,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	563	183
Deposits in FCA Group cash management pools	—	139
Total liquidity	563	322
Term Loan	(1,493)	(1,496)
Bridge Loan	—	(499)
Other borrowings from banks	(232)	(250)
Bond	(491)	—
Securitization	(195)	—
Other debt	(31)	(12)
Financial liabilities with FCA Group	—	(3)
Total debt	(2,442)	(2,260)
Net Debt	(1,879)	(1,938)
Funded portion of the self-liquidating financial receivables portfolio	1,097	1,141
Net Industrial Debt	(782)	(797)

Cash and cash equivalents

Cash and cash equivalents of €563 million at March 31, 2016 (€183 million at December 31, 2015) are denominated in various currencies and available mostly to certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China amounting to €99 million at March 31, 2016 (€106 million at December 31, 2015), is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on our review, we do not believe such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements at the dates represented above.

During 2015, Maserati fully settled receivable deriving from the financing of inventory related to the establishment of the Maserati standalone business in China, resulting in an increase in cash and cash equivalents denominated in Chinese Yuan.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At March 31,	At December 31,
	2016	2015
	(€ million)
Euro	356	22
Chinese Yuan	99	106
U.S. Dollar	41	1
Japanese Yen	24	41
Other currencies	43	13
Total	563	183

The increase in cash was mainly attributable to the revolving securitization program performed by Ferrari Financial Services Inc in the United States that resulted in proceeds net of repayments for the period of €202 million (which were primarily used for the repayment of intercompany loans to Ferrari N.V. and Ferrari S.p.A.) and the settlement of deposits in FCA Group cash management pools for proceeds of €139 million.

Deposits in FCA Group cash management pools

Deposits in FCA Group cash management pools related to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. We accessed funds deposited in these accounts on a daily basis and had the contractual right to withdraw our funds on demand and terminate the cash management arrangements depending on FCA's ability to pay at the relevant time. The carrying value of deposits in FCA Group cash management pools approximates fair value based on the short maturity of these investments. Of the total €139 million of deposits in FCA Group cash management pools at December 31, 2015, €119 million was denominated in Euro and €20 million in U.S. Dollars. These arrangements were terminated in connection with the Separation, which was completed on January 3, 2016, and amounts on deposit were paid back to Ferrari in January 2016.

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools plus undrawn committed credit lines) at March 31, 2016 was €1,063 million (€822 million at December 31, 2015).

The following table summarizes our total available liquidity:

	At March 31,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	563	183
Deposits in FCA Group cash management pools	—	139
Undrawn committed credit lines	500	500
Total available liquidity	1,063	822

The increase in total available liquidity reflects an increase in cash and cash equivalents, primarily the result of the previously mentioned proceeds net of repayments from the revolving securitization program in the United States and the settlement of deposits in FCA Group cash management pools (see “Cash and cash equivalents”). The settlement of the FCA Group cash management pools reflects the termination of these arrangements in connection with the Separation, which was completed on January 3, 2016. The undrawn committed credit lines relates to a revolving credit facility. See “The Facility” below for further details.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc.

In March 2016 the Bridge Loan was subsequently fully repaid using the proceeds from the bond (see “Bond” below), whilst the Term Loan remained fully drawn down at March 31, 2016.

At March 31, 2016 and at December 31, 2015 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of Ferrari Financial Services Inc to support the financial services operations and in particular (i) a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread of 110 basis points, that was renewed in January 2016 for a further 18 months; (ii) a $100 million term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other borrowings from banks also include €20 million relating to various short and medium-term credit facilities.

Bond

On March 16, 2016, the Company issued a 1.5 percent coupon bond due 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490.7 million after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange.

Securitization

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 75 basis points.
At March 31, 2016, the liability under the securitization program amounted to $220 million (€195 million).
The securitization agreement requires the maintenance of an interest rate cap at 1.9 percent. At March 31, 2016, the fair value of the interest rate cap amounted to $67 thousand (€59 thousand) and is recorded within current financial assets.
Other debt

Other debt mainly relates to the financial activities.

Financial liabilities with FCA Group

Financial liabilities with FCA Group were fully settled upon completion of the Separation on January 3, 2016 (€3 million at December 31, 2015).

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2016 and 2015.

	For the three months ended March 31,
	2016	2015
	(€ million)
Cash flows from operating activities	112	63
Cash flows used in investing activities	(67)	(77)
Free Cash Flow	45	(14)
Change in the self-liquidating financial receivables portfolio	(17)	49
Free Cash Flow from Industrial Activities	28	35

Free Cash Flow from Industrial Activities for the three months ended March 31, 2016 was €28 million, a decrease from €35 million for the three months ended March 31, 2015. The decrease in Free Cash Flow from Industrial Activities was primarily attributable to the impact in 2015 of the one-time partial reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China of €44 million.

Excluding this one-time effect in 2015, Free Cash Flow from Industrial Activities in 2016 of €28 million would have represented an increase of €37 million compared to Free Cash Flow from Industrial Activities in 2015 of negative 9 million. This increase is mainly attributable to an increase in EBITDA, improvements in net working capital and a reduction in capital expenditures.

2016 Revised Outlook

•	Shipments: >7,900 including supercars

•	Net revenues: ~€3 billion

•	Adjusted EBITDA: ≥€800 million

•	Net Industrial Debt ≤€730 million, including distribution to shareholders

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2016

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three months ended March 31, 2016 and 2015
(Unaudited)

		For the three months ended March 31,
	Note	2016	2015
		(€ thousand)
Net revenues	6	675,453	620,948
Cost of sales	7	332,997	306,265
Selling, general and administrative costs	8	60,423	65,012
Research and development costs	9	158,194	153,644
Other expenses, net	10	2,590	64
EBIT		121,249	95,963
Net financial (expenses)/income	11	(8,955)	1,942
Profit before taxes		112,294	97,905
Income tax expense	12	34,699	32,835
Net profit		77,595	65,070
Net profit attributable to:
Owners of the parent		77,337	64,374
Non-controlling interests		258	696

Basic and diluted earnings per common share (in €)	13	0.41	0.34

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2016 and 2015
(Unaudited)

		For the three months ended March 31,
	Note	2016	2015
		(€ thousand)
Net profit		77,595	65,070
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments	20	60,406	(136,427)
Exchange differences on translating foreign operations	20	(5,178)	24,736
Related tax impact	20	(18,951)	42,818
Total items that may be reclassified to the consolidated income statement in subsequent periods		36,277	(68,873)
Total other comprehensive income/(loss), net of tax	20	36,277	(68,873)
Total comprehensive income/(loss)		113,872	(3,803)
Total comprehensive income/(loss) attributable to:
Owners of the parent		113,845	(7,710)
Non-controlling interests		27	3,907

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2016 and at December 31, 2015

	Note	At March 31, 2016 (*)	At December 31, 2015
		(€ thousand)
Assets
Goodwill		787,178	787,178
Intangible assets	14	324,363	307,810
Property, plant and equipment	15	620,762	626,130
Investments and other financial assets	16	12,799	11,836
Deferred tax assets	12	107,269	122,622
Total non-current assets		1,852,371	1,855,576
Inventories	17	299,686	295,436
Trade receivables	18	186,586	158,165
Receivables from financing activities	18	1,123,265	1,173,825
Current tax receivables	18	9,321	15,369
Other current assets	18	70,568	46,477
Current financial assets	19	23,300	8,626
Deposits in FCA Group cash management pools	18	—	139,172
Cash and cash equivalents		563,442	182,753
Total current assets		2,276,168	2,019,823
Total assets		4,128,539	3,875,399

Equity/(Deficit) and liabilities
Equity/(Deficit) attributable to owners of the parent		88,944	(25,123)
Non-controlling interests		5,747	5,720
Total equity/(deficit)	20	94,691	(19,403)

Employee benefits		79,855	78,373
Provisions	21	143,921	141,847
Deferred tax liabilities	12	24,583	23,345
Debt	22	2,442,221	2,260,390
Other liabilities	23	638,235	654,784
Other financial liabilities	19	50,077	103,332
Trade payables	24	500,868	507,499
Current tax payables		154,088	125,232
Total equity/(deficit) and liabilities		4,128,539	3,875,399

(*)	Unaudited

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2016 and 2015
(Unaudited)

	For the three months ended March 31,
	2016	2015
	(€ thousand)
Cash and cash equivalents at beginning of the period	182,753	134,278
Cash flows from operating activities:
Profit before taxes	112,294	97,905
Amortization and depreciation	56,443	60,138
Provision accruals	8,032	6,248
Other non-cash expense and income	(3,094)	30,414
Net gains on disposal of property, plant and equipment, intangible assets and investment properties	(364)	(300)
Change in inventories	(5,835)	(64,657)
Change in trade receivables	(27,508)	(26,998)
Change in trade payables	(566)	12,461
Change in receivables from financing activities	17,339	(5,339)
Change in other operating assets and liabilities	(40,766)	(41,372)
Income tax paid	(3,598)	(5,006)
Total	112,377	63,494

Cash flows used in investing activities:
Investments in property, plant and equipment	(25,368)	(38,051)
Investments in intangible assets	(42,644)	(39,505)
Proceeds from the sale of property, plant and equipment, intangible assets and investment properties	514	416
Total	(67,498)	(77,140)

Cash flows used in financing activities:
Repayment of Bridge Loan	(500,000)	—
Net change in bank borrowings	(8,546)	(4,790)
Securitization net of repayments	201,743	—
Proceeds from bond	490,729	—
Net change in deposits in FCA Group cash management pools and financial liabilities with FCA Group	135,180	7,423
Net change in other debt	18,959	23,951
Change in equity	1,384	—
Total	339,449	26,584

Translation exchange differences	(3,639)	16,501
Total change in cash and cash equivalents	380,689	29,439
Cash and cash equivalents at end of the period	563,442	163,717

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2016 and 2015
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	2,469,618	8,695	2,478,313
Net profit	—	64,374	—	—	—	64,374	696	65,070
Other comprehensive income/(loss)	—	—	(93,609)	21,525	—	(72,084)	3,211	(68,873)
At March 31, 2015	3,778	2,567,988	(152,166)	51,437	(9,129)	2,461,908	12,602	2,474,510

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2015	3,778	(12,127)	(52,923)	42,571	(6,422)	(25,123)	5,720	(19,403)
Net profit	—	77,337	—	—	—	77,337	258	77,595
Other comprehensive income/(loss)	—	—	41,455	(4,947)	—	36,508	(231)	36,277
Separation (1)	(1,274)	1,496	—	—	—	222	—	222
At March 31, 2016	2,504	66,706	(11,468)	37,624	(6,422)	88,944	5,747	94,691

(1)	Reflects the effects of the Separation. See Note 20 “Equity” for additional details.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

1. BACKGROUND AND BASIS OF PREPARATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 175 independent dealers. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 38 Ferrari stores and the Group's website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through financial services entities, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotion activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.
On October 29, 2014, Fiat Chrysler Automobiles N.V. (“FCA”) announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to its shareholders. After the Separation, which took place on January 3, 2016, Ferrari operates as an independent, publicly traded company. On January 4, 2016, the Company's shares were also listed on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana.
The transactions described above in (i) and (ii) (referred to collectively as the “Restructuring”) were completed in October 2015 through the following steps:

•
The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange, the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (the “FNE Note”).

•
FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•
FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA owned 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note was €2.8 billion, which was refinanced through cash deposits held with FCA and for the remainder from new third party debt.

•
Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange, the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari owns 18,892,160 common shares and special voting shares, equal to 10 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

The Restructuring comprised: (i) a capital reorganization of the group under the Company, which has been accounted for in these interim condensed consolidated financial statements (the “Interim Condensed Consolidated Financial Statements”)as though it had occurred effective January 1, 2015 using FCA’s basis of accounting (see Note 20 “Equity”), and (ii) the issuance of the FCA Note, which has been reflected in these Interim Condensed Consolidated Financial Statements only from the date in which it occurred (see Note 22 “Debt”).

The remaining steps of the Separation, which were completed between January 1 and January 3, 2016 through two consecutive demergers followed by a merger under Dutch law, have been reflected in these Interim Condensed Consolidated Financial Statements only from the date in which the related transactions occurred and had no impact on the Company’s results of operations or financial position. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.
Following the Separation and at March 31, 2016, the share capital of the Company amounted to €2,504 thousand, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. At March 31, 2016, Ferrari N.V. had 5,000,000 common shares and 2,922 special voting shares held in treasury.
Also following the Separation, the cash pooling and financial liabilities with the FCA Group were settled and the relevant agreements were terminated. The derivative contracts that were previously held by FCA were novated to Ferrari S.p.A.
Following the completion of the Separation, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.
References to the company in these Interim Condensed Consolidated Financial Statements refer to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on May 6, 2016, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2015 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2015, except as described in the following paragraph “New standards and amendments effective from January 1, 2016.”

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.

The Group’s presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

Format of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements include the interim consolidated income statement, interim consolidated statement of comprehensive income, interim consolidated statement of financial position, interim consolidated statement of cash flows, interim consolidated statement of changes in equity and notes thereto.

New standards and amendments effective from January 1, 2016

The following new standards and amendments that are applicable from January 1, 2016 were adopted by the Group for the preparation of these Interim Condensed Consolidated Financial Statements.

•
The Group adopted the amendments to IFRS 11 - Joint Arrangements, which clarify the accounting for acquisitions of interests in a joint operation that constitutes a business. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 16 - Property, Plant and Equipment and to IAS 38 - Intangible Assets, which clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. There was no effect from the adoption of these amendments.

•
The Group adopted the Annual Improvements to IFRSs 2012-2014 Cycle, a series of amendments to IFRS in response to issues raised mainly on, among others, the changes of method of disposal in IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations, on servicing contracts in IFRS 7 - Financial Instruments: Disclosures, and on the discount rate determination in IAS 19 - Employee Benefits. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 1 - Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. There was no effect from the adoption of these amendments.

New standards and amendments issued in 2016

In April 2016, the IASB issued amendments to IFRS 15 – Revenue from Contracts with Customers which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and determine whether the revenue from granting a license should be recognized at a point in time or over time. The amendments also provide two additional reliefs to reduce cost and complexity. The amendments are effective from January 1, 2018, which is the same effective date as IFRS 15.

Except as noted in the paragraph above, at the date of these Interim Condensed Consolidated Financial Statements, the IASB had not issued any new standards, amendments or interpretations in 2016 in addition to those described in the Consolidated Financial Statements. Reference should be made to the section “New standards, amendments and interpretations not yet effective” in the Consolidated Financial Statements for a detailed description of new standards not yet effective at March 31, 2016.

Scope of consolidation

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed its first securitization program of retail financial receivables in the United States. The program was executed through Ferrari Auto Securitization Transaction LLC (“FAST”), a special purpose vehicle formed for the purpose of the securitization. Based on the technical analysis performed, FFS Inc has control over FAST through contractual terms that allow it to direct the relevant activities of FAST’s business. Therefore, starting from January 1, 2016, FAST is included in the scope of consolidation of the Group.

On September 23, 2015, the Group entered into an agreement to sell a group of assets related to its investment properties, including its participation in Ferrari GED S.p.A. to the tenant, Maserati S.p.A.

On July 28, 2015, the Group acquired the remaining 10 percent of non-controlling interest of its subsidiary Ferrari Financial Services S.p.A. from the minority, and as a result owns 100 percent of the share capital of the company.

Other than as set forth above, there have been no changes in the scope of consolidation.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including credit risk, liquidity risk and financial market risk (relating mainly to foreign currency exchange rates and interest rates). The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the preparation of the annual consolidated financial statements. For a detailed description of this information for the Group, reference should be made to Note 29 to the Consolidated Financial Statements.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2016		2015
	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
U.S. Dollar	1.1022	1.1385	1.1261	1.0759	1.0887
Pound Sterling	0.7707	0.7916	0.7434	0.7273	0.7340
Swiss Franc	1.0959	1.0931	1.0722	1.0463	1.0835
Japanese Yen	126.9721	127.9000	134.1206	128.9500	131.0700
Chinese Yuan	7.2110	7.3514	7.0231	6.6710	7.0608
Australian Dollar	1.5286	1.4807	1.4313	1.4154	1.4897
Singapore Dollar	1.5463	1.5304	1.5273	1.4774	1.5417

6. NET REVENUES
Net revenues are as follows:

	For the three months ended March 31,
	2016	2015
	(€ thousand)
Revenues from:
Cars and spare parts	480,969	429,124
Engines	57,268	63,847
Sponsorship, commercial and brand	118,107	109,270
Other	19,109	18,707
Total net revenues	675,453	620,948
Other primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

7. COST OF SALES
Cost of sales for the three months ended March 31, 2016 and 2015 amounted to €332,997 thousand and €306,265 thousand, respectively, and mainly includes expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, of which cost of materials, components and labor costs are the most significant elements. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Interest and other financial expenses from financial services companies included within cost of sales for the three months ended March 31, 2016 and 2015 amounted to €4,194 thousand and €4,328 thousand respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs for the three months ended March 31, 2016 and 2015 amounted to €33,604 thousand and €39,841 thousand, respectively, and mainly include administrative expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.

Selling costs for the three months ended March 31, 2016 and 2015 amounted to €26,819 thousand and €25,171 thousand, respectively, and mainly include marketing and sales personnel costs. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and customer events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended March 31,
	2016	2015
	(€ thousand)
Research and development costs expensed during the period	134,942	128,675
Amortization of capitalized development costs	23,252	24,969
Total research and development costs	158,194	153,644
The main component of research and development costs expensed during the period related to the research and development activities performed for the Formula 1 racing car, and in particular, to initiatives to maximize the performance, efficiency and safety of the car.
The U.S. National Highway Traffic Safety Administration (“NHTSA”) recently published guidelines for driver distraction. These guidelines focus on, among other things, the need to modify the design of car devices and other driver interfaces to minimize driver distraction. We are evaluating these guidelines and their potential impact on our results of operations and financial position and determining what steps and countermeasures, if any, we will need to take to comply with these requirements.

10. OTHER EXPENSES, NET
Other expenses, net for the three months ended March 31, 2016 included other expenses of €4,912 thousand, mainly related to provisions and indirect taxes, offset by other income of €2,322 thousand, including rental income and miscellaneous income.

11. NET FINANCIAL (EXPENSES)/INCOME

	For the three months ended March 31,
	2016	2015
	(€ thousand)
Financial income
Related to:
Industrial companies (A)	416	2,250
Financial services companies (reported within net revenues)	15,219	14,311
Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial companies (B)	(9,371)	(308)
Financial services companies (reported within cost of sales)	(4,194)	(4,328)
Net financial (expenses)/income relating to industrial companies (A - B)	(8,955)	1,942
Net financial expenses for the three months ended March 31, 2016 mainly related to interest expenses on new debt incurred as a result of the Restructuring. See Note 22 “Debt”.

12. INCOME TAX EXPENSE
Income tax expense is as follows:

	For the three months ended March 31,
	2016	2015
	(€ thousand)
Current tax expense	38,806	42,040
Deferred tax income	(4,054)	(9,680)
Taxes relating to prior periods	(53)	475
Total income tax expense	34,699	32,835

Income tax expense of €34,699 thousand for the three months ended March 31, 2016 compared to €32,835 thousand for the three months ended March 31, 2015, primarily attributable to the increase in profit before tax, partially offset by the reversal of deferred taxes due to reduction in the Italian tax rate net of Italian Regional Income Tax (“IRAP”) from 27.5% to 24% by 2017.

Income tax expense recorded in these Interim Condensed Consolidated Financial Statements has been calculated based on the tax rate expected for the full financial year. The tax rate net of IRAP, used for the three months ended March 31, 2016 is 26.1 percent compared to 28.2 percent for the three months ended March 31, 2015.

IRAP (current and deferred) for the three months ended March 31, 2016 and 2015 amounted to €5,337 thousand and €5,207 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the three months ended March 31, 2016 and 2015, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position where these may be offset.

The decrease in net deferred tax assets at December 31, 2015 to March 31, 2016 was primarily due to the tax impact on gains from cash flow hedging instruments.

13. EARNINGS PER SHARE
For the purpose of calculating earnings per share for the three months ended March 31, 2016 and 2015, the weighted average number of common shares outstanding retrospectively reflects the effects of the Separation.
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended March 31,
		2016	2015
Profit attributable to owners of the Company	€ thousand	77,337	64,374
Weighted average number of common shares	thousand	188,923	188,923
Basic and diluted earnings per common share		€0.41	0.34

Diluted earnings per share
Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the periods presented.

14. INTANGIBLE ASSETS

	Balance at December 31, 2015	Additions	Disposals	Amortization	Translation differences	Balance at March 31, 2016
	(€ thousand)
Intangible assets	307,810	42,454	—	(26,045)	144	324,363
Additions of €42,454 thousand for the three months ended March 31, 2016 primarily related to externally acquired and internally generated development costs for new models and existing models.
For the three months ended March 31, 2016, the Group capitalized borrowing costs of €221 thousand, which are amortized over the useful life of the category of assets to which they relate.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2015	Additions	Disposals	Depreciation	Translation differences	Balance at March 31, 2016
	(€ thousand)
Property, plant and equipment	626,130	25,368	(150)	(30,398)	(188)	620,762

Additions of €25,368 thousand for the three months ended March 31, 2016 were mainly comprised of additions to plant, machinery and equipment, advances and assets under construction.

For the three months ended March 31, 2016 the Group capitalized borrowing costs of €90 thousand, which are depreciated over the useful life of the category of assets to which they relate.

At March 31, 2016, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €60,621 thousand (€31,041 thousand at December 31, 2015).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At March 31, 2016	At December 31, 2015
	(€ thousand)
Delta Top Co option	11,811	10,858
Other securities and other financial assets	988	978
Total investments and other financial assets	12,799	11,836

17. INVENTORIES

	At March 31, 2016	At December 31, 2015
	(€ thousand)
Raw materials	77,122	75,812
Semi-finished goods	63,910	67,819
Finished goods	158,654	151,805
Total inventories	299,686	295,436
The amount of inventory writedowns recognized as an expense within cost of sales for the three months ended March 31, 2016 of €1,234 thousand was more than offset by the release of previously recognized provisions of €2,519 thousand. The amount of inventory writedowns recognized as an expense within cost of sales for the three months ended March 31, 2015 was €725 thousand.

18. CURRENT RECEIVABLES, OTHER CURRENT ASSETS AND DEPOSITS IN FCA GROUP CASH MANAGEMENT POOLS

	At March 31, 2016	At December 31, 2015
	(€ thousand)
Receivables from financing activities	1,123,265	1,173,825
Trade receivables	186,586	158,165
Current tax receivables	9,321	15,369
Other current assets	70,568	46,477
Deposits in FCA Group cash management pools	—	139,172
Total	1,389,740	1,533,008

Receivables from financing activities
Receivables from financing activities are as follows:

	At March 31, 2016	At December 31, 2015
	(€ thousand)
Client financing	1,096,739	1,115,661
Dealer financing	26,526	27,263
Factoring receivables	—	30,901
Total	1,123,265	1,173,825
Deposits in FCA Group cash management pools
Deposits in FCA Group cash management pools related to the Group’s participation in a group-wide cash management system at FCA Group. Following the Separation on January 3, 2016, these arrangements were terminated and the Group received the cash that was held on deposit. The Group now manages its own liquidity and treasury function on a standalone basis.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At March 31, 2016	At December 31, 2015
	(€ thousand)
Financial derivatives	17,463	5,070
Other financial assets	5,837	3,556
Current financial assets	23,300	8,626

Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives. The following table provides the analysis of derivative assets and liabilities at March 31, 2016 and December 31, 2015.

	At March 31, 2016		At December 31, 2015
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	10,886	(49,751)	1,900	(102,066)
Total cash flow hedges	10,886	(49,751)	1,900	(102,066)
Other foreign exchange derivatives	6,518	(326)	3,170	(1,266)
Interest rate cap	59	—	—	—
Other financial assets/(liabilities)	17,463	(50,077)	5,070	(103,332)
Other foreign exchange derivatives relate to foreign currency forwards entered into for hedging purposes that do not qualify for hedge accounting treatment.
20. EQUITY
Share capital
At March 31, 2016, and following completion of the Separation on January 3, 2016, the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At March 31, 2016, the Company held 5,000,000 common shares and 2,922 special voting shares in treasury.

At December 31, 2015, the fully paid up share capital of the Company was €3,778 thousand, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01. As discussed in Note 1, with the exception of the FCA Note and subsequent refinancing (as detailed herein), the Restructuring has been retrospectively reflected in these Interim Condensed Consolidated Financial Statements as though it had occurred effective January 1, 2015.
The Company did not issue new common shares or special voting shares in the initial public offering and did not receive any of the proceeds.

The loyalty voting structure

Following the Separation, Exor S.p.A. (“Exor”) and Piero Ferrari participate in our loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchased common shares in the initial public offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves

Retained earnings and other reserves includes:

•
the share premium reserve of €5,975,434 thousand at March 31, 2016 and at December 31, 2015, which resulted from the issuance of common shares pursuant to the Restructuring and from a share premium contribution of €1,162 thousand made by FCA in 2015 and received in 2016;

•	the legal reserve of €5 thousand at March 31, 2016 and at December 31, 2015, determined in accordance with Dutch law.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended March 31,
	2016	2015
	(€ thousand)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	27,135	(188,186)
(Gains)/losses on cash flow hedging instruments reclassified to the consolidated income statement	33,271	51,759
Gains/(losses) on cash flow hedging instruments	60,406	(136,427)
Exchange differences on translating foreign operations arising during the period	(5,178)	24,736
Total items that may be reclassified to the consolidated income statement in subsequent periods	55,228	(111,691)
Total other comprehensive income/(loss)	55,228	(111,691)
Related tax impact	(18,951)	42,818
Total other comprehensive income/(loss), net of tax	36,277	(68,873)
Gains on cash flow hedging instruments arising during the three months ended March 31, 2016 and losses arising during the three months ended March 31, 2015 relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.

The tax effect relating to other comprehensive income/(loss) are as follows:

	For the three months ended March 31,
	2016			2015
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ thousand)
Gains/(losses) on cash flow hedging instruments	60,406	(18,951)	41,455	(136,427)	42,818	(93,609)
Exchange (losses)/gains on translating foreign operations	(5,178)	—	(5,178)	24,736	—	24,736
Total other comprehensive income/(loss)	55,228	(18,951)	36,277	(111,691)	42,818	(68,873)

21. PROVISIONS
The Group’s provisions are as follows:

	At March 31, 2016	At December 31, 2015
	(€ thousand)
Warranty provision	79,337	76,312
Legal proceedings and disputes	46,075	44,977
Other risks	18,509	20,558
Total provisions	143,921	141,847
The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.
Movements in provisions are as follows:

	Balance at December 31, 2015	Additional provisions	Utilization	Translation differences	Balance at March 31, 2016
	(€ thousand)
Warranty provision	76,312	6,494	(3,257)	(212)	79,337
Legal proceedings and disputes	44,977	1,765	(667)	—	46,075
Other risks	20,558	(227)	(1,371)	(451)	18,509
Total provisions	141,847	8,032	(5,295)	(663)	143,921

22. DEBT

	Balance at December 31, 2015	Proceeds from borrowings	Repayments of borrowings	Interest accrued and other	Translation differences	Balance at March 31, 2016
	(€ thousand)
Borrowings from banks	2,245,144	1,054	(509,600)	2,180	(13,385)	1,725,393
Bond	—	490,729	—	365	—	491,094
Securitization	—	219,714	(17,971)	—	(6,431)	195,312
Other debt	11,459	21,393	(2,499)	65	4	30,422
Financial liabilities with FCA	3,787	—	(3,743)	—	(44)	—
Total debt	2,260,390	732,890	(533,813)	2,610	(19,856)	2,442,221
Borrowings from banks
The Group’s borrowings from banks are as follows:

	At March 31, 2016	At December 31, 2015
	(€ thousand)
Term Loan	1,492,630	1,495,725
Bridge Loan	—	498,987
Other borrowings from banks	232,763	250,432
Total	1,725,393	2,245,144

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc.

In March 2016 the Bridge Loan was subsequently fully repaid using the proceeds from the bond (see “Bond” below), whilst the Term Loan remained fully drawn down at March 31, 2016.

At March 31, 2016 and at December 31, 2015 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of Ferrari Financial Services Inc to support the financial services operations and in particular (i) a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread of 110 basis points, that was renewed in January 2016 for a further 18 months; (ii) a $100 million term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other borrowings from banks also include €20 million relating to various short and medium-term credit facilities.

Bond

On March 16, 2016, the Company issued a 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500,000 thousand Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange.

Securitization

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 75 basis points.
At March 31, 2016, the liability under the securitization program amounted to $220 million (€195 million).
The securitization agreement requires the maintenance of an interest rate cap at 1.9 percent. At March 31, 2016, the fair value of the interest rate cap amounted to $67 thousand (€59 thousand) and is recorded within current financial assets.
Other debt

Other debt mainly relates to the financial activities.

Financial liabilities with FCA Group

Financial liabilities with FCA Group were fully settled upon completion of the Separation on January 3, 2016 (€3,787 thousand at December 31, 2015).

23. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At March 31, 2016	At December 31, 2015
	(€ thousand)
Deferred income	373,061	268,452
Advances	78,077	173,669
Accrued expenses	80,466	76,514
Security deposits	9,414	20,695
Payables to personnel	18,767	17,145
Social security payables	11,518	18,950
Other	66,932	79,359
Total other liabilities	638,235	654,784
Deferred income primarily includes amounts received under the scheduled maintenance program of €141,569 thousand at March 31, 2016 and €135,957 thousand at December 31, 2015, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances at March 31, 2016 and at December 31, 2015 primarily include advances received from clients for the purchase of special series, limited edition and supercars. Upon shipment of such cars, the advances are recognized as revenue, and as such, the decrease in advances is primarily related to the shipments of special series, limited edition and supercars in the three months ended March 31, 2016.

The classification ‘Other’ within other liabilities at March 31, 2016 includes €17,584 thousand (€18,308 thousand at December 31, 2015) related to dividends payable to the non-controlling interest in Ferrari International Cars Trading (Shanghai) Co. Ltd.

24. TRADE PAYABLES
Trade payables of €500,868 thousand at March 31, 2016 (€507,499 thousand at December 31, 2015) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.
25. FAIR VALUE MEASUREMENT
IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2016 and at December 31, 2015:

		At March 31, 2016
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		563,442	—	—	563,442
Investments and other financial assets - Delta Top Co option	16	—	—	11,811	11,811
Current financial assets	19	—	17,463	—	17,463
Total assets		563,442	17,463	11,811	592,716
Other financial liabilities	19	—	50,077	—	50,077
Total liabilities		—	50,077	—	50,077

		At December 31, 2015
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		182,753	—	—	182,753
Investments and other financial assets - Delta Top Co option	16	—	—	10,858	10,858
Current financial assets	19	—	5,070	—	5,070
Total assets		182,753	5,070	10,858	198,681
Other financial liabilities	19	—	103,332	—	103,332
Total liabilities		—	103,332	—	103,332

There were no transfers between fair value hierarchy levels for the periods presented.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts and currency swaps is determined by taking the prevailing foreign currency exchange rate and interest rates at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.
The following table presents the changes in fair value of the Delta Top Co option (the only asset categorized in level 3) from December 31, 2015 to March 31, 2016.

Investments and other financial assets - Delta Top Co option
(€ thousand)
At December 31, 2015	10,858
Gains recognized in consolidated income statement	953
At March 31, 2016	11,811
Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At March 31, 2016		At December 31, 2015
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Deposits in FCA Group cash management pools	18	—	—	139,172	139,172
Receivables from financing activities	18	1,123,265	1,123,265	1,173,825	1,173,825
Total		1,123,265	1,123,265	1,312,997	1,312,997

Debt	22	2,442,221	2,446,712	510,220	509,355
26. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, and unconsolidated subsidiaries of the Group. In addition, members of the Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and in particular, these transactions relate to:

Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”), which is controlled by the FCA Group;

•	the purchase of engine components for use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•	the purchase of automotive lighting and components from Magneti Marelli S.p.A. and Automotive Lighting Italia S.p.A. (which form part of “Magneti Marelli”), which is controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs, procurement of insurance coverage, accounting and treasury services and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars.

Prior to the Separation, the Group also had the following financial transactions with the FCA Group:

•
the Group sold a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole. On derecognition of the asset, the difference between the carrying amount and the consideration received or receivable was recognized in cost of sales;

•	certain Ferrari financing companies obtained financing from FCA Group companies. Financial liabilities with FCA Group companies at December 31, 2015 related to the amounts owed under such facilities.

•
Ferrari Group companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represented the Group’s participation in such pools. Deposits with FCA Group earned EURIBOR or LIBOR +15bps.

Following the Separation, these arrangements were terminated and the Group manages its liquidity and treasury function on a standalone basis.
Transactions with Exor Group companies

•	the Group earns sponsorship revenue from Iveco S.p.A.;

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team.
Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari; and

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Philip Morris International;

•	sale of cars to certain members of the Board of Directors of Ferrari S.p.A. and Exor.
In accordance with IAS 24, transactions with related parties also include compensation to Directors, Statutory Auditors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the three months ended March 31,
	2016			2015
	Net revenues	(Income) / cost (1)	Financial income/ (expenses)	Net revenues	(Income) / cost (1)	Financial income/ (expenses)
	(€ thousand)
FCA Group companies
Maserati	32,024	(209)	—	55,335	305	1,821
FCA US LLC	2	3,962	—	—	8,232	—
Magneti Marelli	409	5,337	—	529	6,430	—
Other FCA Group companies	1,228	(2,426)	(105)	1,721	30,541	(9,550)
Total FCA Group companies	33,663	6,664	(105)	57,585	45,508	(7,729)

Exor Group companies (excluding the FCA Group)
Exor Group companies	50	51	—	138	86	—

Other related parties
COXA S.p.A.	28	1,956	—	77	2,976	—
HPE S.r.l.	—	737	—	—	413	—
Other related parties	520	—	—	—	—	—
Total other related parties	548	2,693	—	77	3,389	—
Total transactions with related parties	34,261	9,408	(105)	57,800	48,983	(7,729)
Total for the Group	675,453	396,010	(8,955)	620,948	371,341	1,942
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income).
Non-financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2016				At December 31, 2015
	Trade receivables	Trade payables	Other current assets (1)	Other liabilities (2)	Trade receivables	Trade payables	Other current assets (1)	Other liabilities (2)
	(€ thousand)
FCA Group companies
Maserati	31,070	3,286	—	33,418	40,362	4,884	—	34,924
FCA US LLC	501	3,094	—	—	501	4,248	—	—
Magneti Marelli	1,406	4,741	—	—	1,007	6,169	—	—
Other FCA Group companies	627	6,525	3,668	122,676	377	5,399	3,668	122,743
Total FCA Group companies	33,604	17,646	3,668	156,094	42,247	20,700	3,668	157,667

Exor Group companies (excluding the FCA Group)
Exor Group companies	52	23	—	—	2	40	—	—

Other related parties
COXA S.p.A.	—	1,642	—	—	—	1,434	—	—
HPE S.r.l.	—	676	—	—	—	1,609	—	—
Other related parties	385	—	—	907	3,670	—	—	2,767
Total other related parties	385	2,318	—	907	3,670	3,043	—	2,767
Total transactions with related parties	34,041	19,987	3,668	157,001	45,919	23,783	3,668	160,434
Total for the Group	186,586	500,868	79,889	792,323	158,165	507,499	61,846	780,016

______________________________
(1)    Other current assets include other current assets and current tax receivables.
(2)    Other liabilities include other liabilities and current tax payables.

Financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2016				At	At December 31, 2015
	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt		Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt
	(€ thousand)
Other FCA Group companies	—	—	—	—		139,172	—	1,188	3,787
Maserati	—	—	—	—		—	—	—	—
Automotive Lighting LLC	—	—		—		—	—	—	—
Total transactions with related parties	—	—	—	—		139,172	—	1,188	3,787
Total for the Group	—	1,123,265	23,300	2,442,221		139,172	1,173,825	8,626	2,260,390

27. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three months ended March 31, 2016 and 2015:

	For the three months ended March 31,
	2016	2015
	(€ thousand)
Italy	46,527	54,537
Other EMEA	340,563	284,197
Americas (1)	161,424	178,131
Greater China (2)	64,189	46,765
Rest of APAC (3)	62,750	57,318
Total net revenues	675,453	620,948
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Greater China includes China, Hong Kong and Taiwan.
(3)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.
28. SUBSEQUENT EVENTS
The Group evaluated subsequent events through May 6, 2016, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On April 15, 2016, the Company announced that Ferrari’s Annual General Meeting of Shareholders held on the same day (i) approved the 2015 Annual Accounts of the Company, and (ii) re-elected all current directors of Ferrari. Amedeo Felisa and Sergio Marchionne were re-elected as executive directors of Ferrari. Piero Ferrari, Louis C. Camilleri, Giuseppina Capaldo, Eduardo H. Cue, Sergio Duca and Elena Zambon were re-elected as non-executive directors of Ferrari. In addition, the Shareholders appointed Delphine Arnault, John Elkann, Lapo Elkann, Maria Patrizia Grieco and Adam Keswick as new non-executive directors of Ferrari.

On May 2, 2016, the Company announced the retirement of its Chief Executive Officer, Mr. Amedeo Felisa, after 26 years of dedicated service. Mr. Sergio Marchionne will assume the Chief Executive Officer responsibilities while retaining his current role as Chairman of the Company. Mr. Felisa will continue to serve on the Board of Directors of Ferrari with a specific mandate as technical advisor to the Company.

On May 2, 2016, Ferrari Financial Services S.p.A. (“FFS S.p.A.”), an Italian indirect subsidiary of Ferrari N.V., and FCA Bank S.p.A. (“FCAB”), signed a memorandum of understanding for FCAB to acquire a majority stake in Ferrari Financial Services AG (“FFS AG”), a wholly owned subsidiary of FFS S.p.A. that provides retail and leasing financial services in certain European countries. FFS AG was consolidated in the Interim Condensed Consolidated Financial Statements and will be accounted for as an asset held for sale as from May 2, 2016 until the transaction closes.

On May 2, 2016, the Board of Directors established a new composition of the Audit Committee, effective immediately. Each member of the Audit Committee is an “independent” member of the Board of Directors under the listing rules of the NYSE, Rule 10A-3 under the Exchange Act and within the meaning of the Dutch corporate governance code. Also on May 2, 2016, the Board of Directors established a new composition of the Governance and Sustainability Committee and of the Compensation Committee, effective immediately.

The Audit Committee consists of the following members:

Name - Position
Sergio Duca - Chairperson
Giuseppina Capaldo - Member
Patrizia Grieco - Member

The Governance and Sustainability Committee consists of the following members:

Name - Position
John Elkann - Chairperson
Piero Ferrari - Member
Eddy Cue - Member
Sergio Duca - Member

The Compensation Committee consists of the following members:

Name - Position
Louis Camilleri - Chairperson
John Elkann - Member
Elena Zambon - Member